Exhibit (d)(8)

FILED

2005 MAR 22 PM 4:25

HOWARD G. HOGAN

IN THE CHANCERY COURT FOR KNOX COUNTY, TENNESSEE

SIXTH JUDICIAL DISTRICT AT KNOXVILLE

CITY OF MONROE EMPLOYEES’	)	Case No. 163762-3
RETIREMENT SYSTEM, On Behalf of	)
Itself and All Others Similarly Situated,	)	CLASS ACTION
Plaintiff,	)	COMPLAINT BASED UPON SELF-
	)	DEALING AND BREACH OF
	)	FIDUCIARY DUTY
vs.	)
CTI MOLECULAR IMAGING, INC.,	)
RONALD NUTT, TERRY D.	)
DOUGLASS, WOLF-EKKEHARD	)
BLANZ, ROY DOUMANI, JAMES R.	)
HEATH, LEROY HOOD, HAMILTON	)
JORDAN, WILLIAM W. MCINNES and	)
MICHAEL E. PHELPS,	)
)
Defendants.	)

Plaintiff, by its attorneys, alleges as follows:

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of the holders of CTI Molecular Imaging, Inc. (“CTI Molecular Imaging” or the “Company”) common stock against CTI Molecular Imaging and its directors arising out of their attempts to provide certain CTI Molecular Imaging insiders and directors with preferential treatment in connection with their efforts to complete the sale of CTI Molecular Imaging to Siemens A.G. (the “Acquisition”). This action seeks equitable relief only.

2. In pursuing the unlawful plan to sell CTI Molecular Imaging, each of the defendants violated applicable law by directly breaching and/or aiding and abetting the other defendants’ breaches of their fiduciary duties of loyalty, due care, candor, independence, good faith and fair dealing.

3. In fact, instead of attempting to obtain the highest price reasonably available for CTI Molecular Imaging for its shareholders, the individual defendants spent substantial effort tailoring the structural terms of the Acquisition to meet the specific needs of Siemens.

4. In essence, the proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of CTI Molecular Imaging to one buying group, and one buying group only, on terms preferential to Siemens and to subvert the interests of plaintiff and the other public stockholders of CTI Molecular Imaging.

JURISDICTION AND VENUE

5. This Court has jurisdiction over this action pursuant to Tenn. Code Ann §16-11-101, et seq. This Court has jurisdiction over each of the defendants because at all relevant times, they conducted business in, resided in and/or were citizens of Tennessee.

CTI Molecular Imaging’s principal place of business was, at all relevant times, in the State of Tennessee.

6. Venue is proper in this County pursuant to Tenn. Code Ann. §20-4-101, et seq., in that the actions complained of arose in this County.

PARTIES AND OTHER ENTITIES

7. Plaintiff City of Monroe Employees’ Retirement System is, and at all times relevant hereto was, a shareholder of CTI Molecular Imaging.

8. CTI Molecular Imaging is a Delaware corporation. CTI Molecular Imaging is a manufacturer of positron emission tomography (“PET”) imaging equipment and related molecular imaging products used in the detection and treatment of cancer, cardiac disease and neurological disorders. The Company’s product line for PET includes scanners, cyclotrons, microPET animal scanners, radiopharmaceuticals, detector materials, medical image analysis applications and support services.

9. Defendant Ronald Nutt (“Nutt”) is President, CEO and a Board member of the Company. He is a founder of the Company, along with defendants Douglass and Phelps. Prior to founding of the Company in 1983, Nutt worked at EG&G, an engineering services firm. At EG&G, Nutt worked alongside defendant Douglass and defendant Phelps, a Professor at UCLA, to develop the first commercial PET scanner in 1976. As of February 29, 2004, Nutt beneficially owned approximately 7.8% of the outstanding shares of CTI Molecular Imaging. Since September of 2000, CTI Molecular Imaging has entered into a series of lease agreements with Corridor Park Limited Partnership for office space in Knoxville, Tennessee. Certain of CTI Molecular Imaging’s officers and principal stockholders, including Nutt and Douglass, are partners in Corridor. As detailed more fully below, CTI Molecular Imaging has entered into five agreements with Concorde Microsystems, Inc. Defendant Nutt’s son is the President of Concorde and his daughter is a more than 10% stockholder of Concorde’s capital stock.

10. Defendant Terry D. Douglass (“Douglass”) is Chairman of the Board of the Company. He is a founder of the Company, along with defendants Nutt and Phelps. Douglass previously served as Chief Executive Officer of CTI Molecular Imaging before stepping down in October of 2003, when he was replaced by defendant Nutt. Prior to founding of the Company in 1983, Douglass served as the President of EG&G. He led the group that included defendant Nutt and defendant Phelps of UCLA to develop the first commercial PET scanner in 1976. As of February 29, 2004, Douglass beneficially owned approximately 16.3% of the shares outstanding of CTI Molecular Imaging. Since September of 2000, CTI Molecular Imaging has entered into a series of lease agreements with Corridor Park Limited Partnership for office space in Knoxville, Tennessee. Certain of CTI Molecular Imaging’s officers and principal stockholders, including Nutt and Douglass, are partners in Corridor.

11. Defendant Wolf-Ekkehard Blanz (“Blanz”) is a Board member of the Company. Blanz works for Siemens as the Vice President of Product Lifecycle Management. Previously, he served as Vice President of Engineering. Blanz joined Siemens in 1997 as the head of software engineering in the computed tomography section. As detailed more fully below, in 1987, the Company and Siemens entered into a joint venture by which Siemens acquired 49.9% of the outstanding stock of CTI Molecular Imaging’s subsidiary, CPS. Pursuant to the terms of the joint venture, as long as the

Company and Siemens each owns more than 20% of the outstanding shares of CPS, CTI Molecular Imaging’s board will nominate a Siemens representative – chosen by Siemens – to serve as a member of CTI Molecular Imaging’s board. Blanz is the current Siemens representative. He joined CTI Molecular Imaging’s board in February of 2004.

12. Defendant Roy Doumani (“Doumani”) is a Board member of the Company.

13. Defendant James R. Heath (“Heath”) is a Board member of the Company. He is a Professor of Chemistry and Biochemistry within the Department of Molecular & Medical Pharmacology at UCLA, along with defendant Phelps. Defendant Phelps is the Chair of the Department. As detailed more fully below, the Company has had close ties with UCLA and specifically with the Department of Molecular & Medical Pharmacology over the past decade.

14. Defendant Leroy Hood (“Hood”) is a Board member of the Company.

15. Defendant Hamilton Jordan (“Jordan”) is a Board member of the Company. Jordan is a partner at Jordan & Davis Partners, LLC. As detailed more fully below, CTI Molecular Imaging has close ties to Jordan’s partnership.

16. Defendant William W. McInnes (“McInnes”) is a Board member of the Company.

17. Defendant Michael E. Phelps (“Phelps”) is a Board member of the Company. He is a founder of the Company, along with defendants Nutt and Douglass. Defendant Phelps has been on the faculty at UCLA since 1976. He currently serves as Chair of the Department of Molecular and Medical Pharmacology. Prior to founding of the Company in 1983, Phelps through UCLA worked with defendants Nutt and Douglass, who then worked at EG&G, to develop the first commercial PET scanner in 1976. As of February 29, 2004, Nutt beneficially owned approximately 6.0% of the shares outstanding of CTI Molecular Imaging. As detailed more fully below, the Company has had close ties with UCLA and specifically with the Department of Molecular & Medical Pharmacology over the past decade.

18. The defendants named above in ¶¶9-17 are sometimes collectively referred to herein as the “Individual Defendants.”

DEFENDANTS’ FIDUCIARY DUTIES

19. In accordance with their duties of loyalty, care and good faith, the defendants, as directors and/or officers of CTI Molecular Imaging, are obligated to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

20. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the sale of CTI Molecular Imaging, violated the fiduciary duties owed to plaintiff and the other public shareholders of CTI Molecular Imaging, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class.

21. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the sale of CTI Molecular Imaging, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action on its own behalf and as a class action on behalf of all holders of CTI Molecular Imaging stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

23. This action is properly maintainable as a class action.

24. The Class is so numerous that joinder of all members is impracticable. According to CTI Molecular Imaging’s Securities and Exchange Commission (“SEC”) filings, there were more than 47 million shares of CTI Molecular Imaging common stock outstanding.

25. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;

(b) whether the Individual Defendants are engaging in self-dealing in connection with the Acquisition;

(c) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of CTI Molecular Imaging;

(d) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

(e) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

(f) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

26. Plaintiffs claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

27. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

28. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

29. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

30. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

BACKGROUND TO THE PROPOSED ACQUISITION

31. CTI Molecular Imaging is a manufacturer of PET imaging equipment and related molecular imaging products used in the detection and treatment of cancer, cardiac disease and neurological disorders. The Company’s product line for PET includes scanners, cyclotrons, microPET animal scanners, radiopharmaceuticals, detector materials, medical image analysis applications and support services.

32. CTI Molecular Imaging was founded in 1983 by defendants Nutt, Douglass and Phelps. Initially, the Company focused on PET and molecular imaging. Later, the Company extended its business into research, development and the distribution of PET tracers and probes. CTI Molecular Imaging has five business entities. They are as follows:

•	CTI PET Systems (CPS) – responsible for PET and PET/CT scanner research, development and manufacturing;

•	PET NET Solutions – a network of more than 40 PET radiopharmaceutical distribution centers equipped with cyclotrons;

•	CTI Mirada Solutions – development of software applications for the molecular imaging industry, addressing drug discovery as well as disease detection, diagnosis and management;

•	CTI Molecular Technologies – research and development of future molecular biomarkers; and

•	CTI Concorde – research, development and manufacturing of PET, SPECT and CT small animal imaging systems for the pre-clinical market.

33. CTI Molecular Imaging’s CPS subsidiary is a joint venture that was formed in 1987 between Siemens and CTI Molecular Imaging. The purpose of the joint venture was to combine CTI Molecular Imaging’s expertise in PET technology with Siemen’s global distribution network. CTI Molecular Imaging owns 50.1% of the shares of CPS while Siemen’s owns the remaining 49.9% of the shares. The cash consideration paid by Siemen’s for its interest in CPS was paid directly to the individual shareholders of CPS, including defendants Nutt, Douglass and Phelps.

34. The CPS joint venture is an important business operation for CTI Molecular Imaging. Taking into account its 50.5% ownership interest in CPS, for the years ending September 30, 2004, 2003 and 2002, approximately 52.2%, 47.5% and 58.5%, respectively, of CTI Molecular Imaging’s revenue was derived from the sale of PET equipment manufactured by CPS.

35. According to the terms of the joint venture, Siemens has an option to acquire from CTI Molecular Imaging for cash up to an 80% interest in CPS, if and when CPS achieves specified unit sales volumes. Once the specified target is reached, Siemens is not permitted to exercise its option until the end of the fiscal year in which this target level is reached. According to CTI Molecular Imaging’s 10-K for fiscal year end September 30, 2004, filed on December 14, 2004, it estimated that it would not likely meet the specified sales volumes prior to the second half of fiscal year 2006.

36. On March 18, 2005, the Company issued a press release entitled “Siemens to Acquire CTI Molecular Imaging.” The press release stated in part:

Siemens and CTI Molecular Imaging, Inc. announced today that they have entered into a merger agreement under which Siemens will acquire CTI. The acquisition will include all the businesses of CTI Molecular Imaging, Inc., including CTI PET Systems, PETNET Solutions, CTI Mirada Solutions, CTI Molecular Technologies and CTI Concorde Microsystems.

Under the terms of the agreement, Siemens Medical Solutions USA, Inc. will commence a cash tender offer within ten business days to acquire all of the outstanding shares of CTI stock at a price of $20.50 per share. Following the completion of the tender offer, any remaining shares of CTI stock will be acquired in a merger at the same price per share. The board of directors of each company has approved the agreement. The transaction is subject to customary regulatory approvals and other customary closing conditions, and is expected to close in the second quarter of 2005. The transaction has a value of approximately $1 billion.

With this acquisition, Siemens Medical Solutions continues and strengthens its commitment to molecular imaging development, technological innovation and the creation of dynamic new technologies that will revolutionize the diagnosis and treatment of disease.

“This step is a natural progression in our long-time association with CTI, and reflects Siemens’ overall strategy to transform the delivery of healthcare by developing trendsetting innovations that improve patient care while reducing costs,” said Erich Reinhardt, Ph.D., president and CEO, Siemens Medical Solutions.

CTI Molecular Imaging was established in 1983, focusing on positron emission tomography (PET) and molecular imaging and later extended its business into research, development and the distribution of PET tracers and probes. CTI PET Systems (CPS) was formed in 1987 as a joint venture between CTI and Siemens to combine CTI’s expertise in PET technology with Siemens’ global distribution network.

Michael Reitermann, president of Siemens Medical Solutions Nuclear Medicine Division, commented, “Molecular medicine will result in more individualized and more effective diagnosis and therapy. CTI Molecular Imaging has been actively engaged in next-generation molecular diagnostics research and the development of new imaging technologies and biomarkers. This acquisition will enable Siemens to strengthen and broaden our capabilities in molecular imaging, and define new standards within the industry.”

“This acquisition represents the combination of two companies that are innovation leaders. It will benefit PET imaging’s continued advancement as well as enhance the future of molecular imaging,” added Ronald Nutt, Ph.D., president and CEO of CTI Molecular Imaging.

SUBSTANTIVE ALLEGATIONS

37. Despite defendants’ claim that the merger represents a 17% premium, the $20.50 per share price in the proposed Acquisition represents a substantial discount to CTI Molecular Imaging’s public shareholders based on among other things, the change in control premium, the synergies between the two companies and the Company’s improving financial results.

38. As the proposed Acquisition will result in the transfer of 100% of the ownership interest in the Company, the offered price does not adequately reflect a change in control premium much less the synergies to be gained by Siemens in the transaction. Indeed, an analyst with Pacific Growth Equities commented in a research note issued on March 18, 2005 that “[i]n our view this is a highly synergistic deal that combines the expertise of both companies in development of new imaging technologies and biomarkers.... We feel that this is a natural evolution of the relationship between the two companies and is indeed highly synergistic for Siemens.”

39. Moreover, the Company’s financial position has grown stronger and stronger, and it has achieved success in recent months. For instance, on January 31, 2005 CTI Molecular Imaging issued a press release announce its results for the first quarter of 2005. In so doing, the Company noted that:

•	The Company’s net revenue for the quarter was $111.5 million compared to net revenue of $74.1 million for the same period for fiscal year 2004 or an increase of over 50%.

•	The Company’s net income for the quarter was $4.0 million compared to net income of $0.7 million for the same period for fiscal year 2004 or more than 5 times the amount of income.

•	The Company’s backlog at December 31, 2005 (end of Q1 2005) was $164 million, an increase of $25 million from $139 million at September 30, 2004.

40. News of these positive results caused CTI Molecular Imaging’s stock to jump and close up $2.63 at $17.36 from its previous days close, or a one-day increase of 17%.

41. Indeed, on February 8, 2005, an analyst with Bear Stearns announced that it was raising its 2005 price target for CTI Molecular Imaging from $18 per share to $23 per share.

42. Moreover, many of the executives at CTI Molecular Imaging, including Nutt and Douglass, have signed Change-in-Control Agreements with the Company, whereby if the proposed Acquisition does take place, they will receive millions of dollars in benefits not offered to CTI Molecular Imaging’s public shareholders.

43. Accordingly, the merger consideration provided for in the proposed Acquisition is clearly not an industry-standard premium, but is rather objectively inadequate, unfair, and clearly does not represent the true value of the Company.

44. The Individual Defendants have approved the proposed Acquisition so that it transfers 100% of CTI Molecular Imaging’s revenues and profits to Siemens, thus all of the Company’s operations will now accrue to the benefit of Siemens.

DEFENDANTS HAVE A LONG HISTORY OF ENGAGING IN AND/OR ACQUIESCING TO SELF-DEALING TRANSACTIONS BY THE OTHER BOARD MEMBERS

45. In the past, defendants have had a long history of engaging in and/or acquiescing to self-dealing transactions by the other board members. For example, defendants Douglass and Nutt are partners of Corridor Park Limited Partnership II. Beginning in September of 2000, the Company entered into series of lease agreements with

Corridor Park for office space in Knoxville, Tennessee. Currently, CTI Molecular Imaging has two leases with Corridor for approximately 25,300 square feet of space used for administrative offices of the Company. The largest lease, concerning approximately 21,700 square feet has a three-year term ending July 15, 2006, with an additional three-year option. The remaining lease, concerning 3,600 square feet of space, had a one-year term and expired on October 15, 2004, however, CTI Molecular Imaging held three options to renew for additional one-year terms. CTI Molecular Imaging also pays as additional rent the unamortized cost of certain build-out construction.

46. In addition, CTI Molecular Imaging has entered into five agreements with Concorde Microsystems, Inc. Defendant Nutt’s son is the President of Concorde and his daughter is a more than 10% stockholder of Concorde’s capital stock. The agreements are as follows:

•	In October 1999, CTI Molecular Imaging and CPS entered into a MicroPET Agreement with Concorde pursuant to which Concorde was granted an exclusive license to the rights of CPS under the 1994 Collaborative Agreement with UCLA to data and other results of research performed by UCLA related to PET and nuclear medicines, including research related to high resolution PET for animals.

•	In connection with the MicroPET Agreement, CPS entered into a Patent and Technology Sublicense Agreement pursuant to which CPS granted to Concorde a non-exclusive, royalty-free right to use the materials and methods covered by the LSO patents in the field of detector systems for high resolution animal PET scanners.

•	On October 1, 1999, CPS and Concorde entered into a Development and Exclusive Supply Agreement pursuant to which CPS engaged Concorde to develop manufacture and supply application specific integrated circuits used in the PET scanners manufactured by CPS.

•	In September 2002, PETNET entered into an agreement with Concorde pursuant to which PETNET was granted an exclusive, royalty-free license to distribute Concorde products throughout the US and Canada.

•	On September 5, 2002, CTI Molecular Imaging entered into an LSO Supply Agreement with Concorde pursuant to which CTI Molecular Imaging agreed to provide Concorde with LSO.

47. Furthermore, CTI Molecular Imaging has close ties with Jordan & Davis Partners, LLC, a partnership in which defendant Jordan is a partner. In March 2002, CTI Molecular Imaging entered into a Consulting and Sales Agency Agreement with the partnership. The partnership was appointed as the Company’s sales agent and representative in the state of Georgia. The appointment is exclusive for sales resulting from activities of the Georgia Cancer Coalition and sales to the Coalition’s member hospitals. Defendant Jordan is the founder of the Georgia Cancer Coalition and currently serves as Co-Chair of the Strategic Planning Committee. The partnership is paid an annual consulting fee and additional fees based upon sales of CTI Molecular Imaging’s products and services in Georgia. During fiscal years ending September 30, 2003 and September 30, 2002, CTI Molecular Imaging paid the partnership a total of $100,000 and $58,333, respectively. Additionally, per the agreement, the partnership was granted two warrants to purchase an aggregate of 72,000 shares of CTI Molecular Imaging common stock at an exercise price of $6.56 per share. One of the warrants for 40,000 shares expires 90 days following the termination of the agreement. The other warrant for 32,000 shares expires either 90 days following the termination of the agreement or on February 7, 2007, whichever is later.

48. Additionally, the Company has had close ties with UCLA and specifically with the Department of Molecular & Medical Pharmacology over the past decade, whereby it has entered into three collaborative agreements with the university. They are as follows:

•

In 1994, CTI Molecular Imaging entered into a collaborative agreement with UCLA for the development of new technologies for the PET and radiopharmaceutical equipment markets. UCLA agreed to provide its facilities and research personal in exchange for CTI Molecular Imaging agreeing to sell UCLA the equipment at cost. CTI Molecular Imaging had the right of first refusal to obtain a license for the technology developed by UCLA under this agreement. The royalties obtained under such a license would be divided between CTI Molecular Imaging and UCLA pursuant to the terms of the agreement. This agreement expired on January 2003.

•	In 2000, CTI Molecular Imaging entered into a second collaborative agreement with UCLA to further enhance the development of radiopharmaceuticals. Under this agreement, the LA tech center was created. UCLA’s Department of Molecular and Medical Pharmacology agreed to conduct certain specialized research. In turn, CTI Molecular Imaging agreed to sell UCLA any equipment needed at cost and further agreed to pay for any costs related to any patents created as a result of the research conducted. In addition, CTI Molecular Imaging pays UCLA a monthly research fee, specific research fees and certain incentive fees. CTI Molecular Imaging will pay UCLA for royalties for any technology it licenses from UCLA. This agreement has a five year term.

49. In January 2003, CTI Molecular Imaging entered into a third collaborative agreement which substantially superceded the first agreement. Again UCLA has the right of first refusal to obtain an exclusive license to inventions developed by UCLA under the agreement. The royalties obtained under such a license would be divided between CTI Molecular Imaging and UCLA pursuant to the terms of the agreement.

SELF-DEALING

50. By reason of their positions with CTI Molecular Imaging, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of CTI Molecular Imaging, and especially the true value and expected increased future value of CTI Molecular Imaging and its assets, which they have not disclosed to CTI Molecular Imaging’s public stockholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of CTI Molecular Imaging’s public shareholders.

51. The proposed sale is wrongful, unfair and harmful to CTI Molecular Imaging’s public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Acquisition is an attempt to deny plaintiff and the other members of the Class their rights while usurping the same for the benefit of Siemens on unfair terms.

52. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•	Withdraw their consent to the sale of CTI Molecular Imaging and allow the shares to trade freely – without impediments.

•	Act independently so that the interests of CTI Molecular Imaging’s public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee.

•	Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of CTI Molecular Imaging’s public stockholders.

•	Disclose the true value of the Company and all other material information to the Company’s shareholders.

53. The Individual Defendants have also approved the Acquisition so that it transfers 100% of CTI Molecular Imaging’s revenues and profits to Siemens, thus all of CTI Molecular Imaging’s operations will now accrue to the benefit of Siemens.

CAUSE OF ACTION

Claim for Breach of Fiduciary Duties

54. Plaintiff repeats and realleges each allegation set forth herein.

55. The defendants have violated fiduciary duties of care, loyalty, candor and independence owed under Delaware law to the public shareholders of CTI Molecular Imaging and have acted to put their personal interests ahead of the interests of CTI Molecular Imaging’s shareholders.

56. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

57. The Individual Defendants have violated their fiduciary duties by entering into a transaction with Siemens without regard to the fairness of the transaction to CTI Molecular Imaging’s shareholders. Defendant CTI Molecular Imaging directly breached and/or aided and abetted the other defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of CTI Molecular Imaging stock.

58. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of CTI Molecular Imaging because, among other reasons:

(a) they failed to properly value CTI Molecular Imaging;

(b) they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Acquisition; and

(c) they failed to disclose the true value of the Company.

59. Because the Individual Defendants dominate and control the business and corporate affairs of CTI Molecular Imaging, and are in possession of private corporate information concerning CTI Molecular Imaging’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of CTI Molecular Imaging which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits.

60. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

61. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury as a result of defendants’ self dealing.

62. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of CTI Molecular Imaging’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

63. Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

64. Unless the proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Acquisition terms, and will not supply to CTI Molecular Imaging’s minority stockholders sufficient information to enable them to cast informed votes on the proposed Acquisition and may consummate the proposed Acquisition, all to the irreparable harm of the members of the Class.

65. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in its favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of CTI Molecular Imaging’s shareholders;

E. Rescinding, to the extent already implemented, the Acquisition or any of the terms thereof;

F. Imposition of a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct;

G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

H. Granting such other and further equitable relief as this Court may deem just and proper. 005927

DATED: March 22, 2005	ARNETT, DRAPER AND HAGOOD

	By:	/s/ DANIEL D. RHEA
LEWIS R. HAGOOD, BPR # 001085
DANIEL D. RHEA, BPR # 005927

2300 First Tennessee Plaza PO Box 300 Knoxville, TN 37901-0300 Telephone: 865/546-7000 Facsimile: 865/546-0423

BRANSTETTER, KILGORE, STRANCH & JENNINGS

	By:	/s/ JAMES G. STRANCH
JAMES G. STRANCH, III, #2542
JOE P. LENISKI, JR., #22891
J. GERARD STRANCH, IV, #023045

227 Second Avenue, North – 4th Floor Nashville, TN 37201-1631 Telephone: 615/254-8801 615/255-5419 (fax)

LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP

By:	/s/ DARREN J. ROBBINS
DARREN J. ROBBINS
RANDALL J. BARON

401 B Street, Suite 1600

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax)

BARRETT, JOHNSTON & PARSLEY

By:	/s/ GEORGE E. BARRETT
GEORGE E. BARRETT, #2672

217 Second Avenue, North

Nashville, TN 37201-1601

Telephone: 615/244-2202

615/252-3798 (fax)

COST BOND

We acknowledge ourselves as sureties for the cost of this cause in an amount or amounts not to exceed that set forth in T.C.A. § 20-12-120.

ARNETT, DRAPER AND HAGOOD

By:	/s/ Illegible